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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of July 23,  2003.
                 ---------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                      (Registrant)

Date    July 23, 2003                     By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                            DOMAN INDUSTRIES LIMITED

                          MATERIAL CHANGE REPORT UNDER

          SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
             THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                 SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                       SECURITIES ACT (QUEBEC) SECTION 73
            THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
               SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                 SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)


ITEM 1.  REPORTING ISSUER

         Doman Industries Limited ("Doman" or the "Company")
         3rd Floor, 435 Trunk Road
         Duncan, British Columbia
         V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

         July 17, 2003 in respect of the announcement of the application to Court to extend stay of proceedings in connection with the COMPANIES CREDITORS ARRANGEMENT ACT
         ("CCAA").

         July 21, 2003 in respect of the announcement of the issuance of the Court order extending the stay of proceedings.

ITEM 3.  PRESS RELEASE

         Each press release was disseminated in Vancouver via Canada Newswire on July 17, 2003 in the case of the announcement of the application to Court, and July 21, 2003 in respect of the announcement of the issuance of the Court order.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announced on July 17, 2003 that on July 21, 2003 it will apply to the Supreme Court of British Columbia for an order, in connection with proceedings under the CCAA, to extend the stay of proceedings to September 30, 2003.

         The Company announced on July 21, 2003 that the Supreme Court of British Columbia issued an order, in connection with proceedings under the CCAA, extending the stay of proceedings to September 22, 2003.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         The Company announced on July 17, 2003 that on July 21, 2003 it will apply to the Supreme Court of British Columbia for an order, in connection with proceedings under the CCAA, to extend the stay of proceedings to September 30, 2003.


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                                      - 2 -


         The Company announced on July 21, 2003 that the Supreme Court of British Columbia issued an order, in connection with proceedings under the CCAA, extending the stay of proceedings to September 22, 2003.

         The Company sought the extension on the basis that it will require additional time to adequately consider a new proposal the Company has just received on a confidential basis from the Tricap Restructuring Fund ("Tricap"), believed to be the holder of approximately 18% of unsecured notes. This proposal is materially different from the proposal previously received from a group of unsecured noteholders, including Tricap, and tabled with the Court on November 7, 2002. Certain elements of the new proposal are more prejudicial to some stakeholder groups. The Company expects that adequate consideration of the new proposal will entail the exploration of alternative refinancing alternatives, which may take up to 2 months. In addition, if the new proposal is ultimately accepted by the Company, further negotiations with representatives of unsecured noteholders and others will be required before a revised plan of arrangement can be presented to the Court. Under the circumstances, the Company does not expect to be in a position to file a revised plan of arrangement before September.

         Implementation of a revised plan is also dependent on the implementation of the new forest legislative reform package, introduced by the Government of British Columbia. The impact of the legislative changes cannot be fully assessed until the regulations under the various statutes have been published. The timing of this is uncertain but the Government has indicated that some regulations will not be available until September.

         THIS DOCUMENT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICERS

         The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

         Philip G. Hosier,
         Vice President, Finance, and Secretary
         (604) 665-6200

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                                      - 3 -


ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred herein.

         DATED at Vancouver, B.C. as of the 22nd day of July, 2003.


                                         DOMAN INDUSTRIES LIMITED

                                         By:       /s/ Philip G. Hosier
                                            ------------------------------------
                                            Name:  Philip G. Hosier
                                            Title: Vice President, Finance,
                                                   Secretary